Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated November 14, 2022, and each included in the Post-Effective Amendment No.2 to the Registration Statement (Form N-2, File No. 333-265157) of StepStone Private Markets (formerly, Conversus StepStone Private Markets) (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 31, 2022, with respect to the consolidated financial statements and financial highlights of StepStone Private Markets included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 14, 2022